September 30, 2009

Joseph E. Sutaris
Chief Financial Officer
The Wilber Corporation
245 Main Street
P.O. Box 430
Oneonta, New York 13820

Re: The Wilber Corporation
    Form 10-K for December 31, 2008
    File Number 1-31896

Dear Mr. Sutaris:

We have completed our review of the above referenced filing and related materials and have no further comments.

                                        Sincerely,

                                        William Friar
                                        Senior Financial Analyst